First Quarter Press Release

                                              GENTIA SOFTWARE
                                              Tuition House, St. George's Road
                                              Wimbledon
                                              London SW19 4EU
                                              (Nasdaq: GNTIY)


AT THE COMPANY:            AT THE FINANCIAL RELATIONS BOARD:
George Sprenkle            For Analyst Info:  Julie Creed (312) 640-6724
Chief Financial Officer    For General Info:  Kelly Lofts (212) 661-8030
44 181 971 4000            For Media Info:  Alicia Nieva-Woodgate (212) 661-8030


FOR IMMEDIATE RELEASE
April 28, 1998


                      GENTIA REPORTS FIRST QUARTER RESULTS

LONDON, April 28, 1998 -- Gentia Software (Nasdaq: GNTIY), developer of analytical applications for enterprise-wide deployment, today reported first quarter results. Revenues for the first quarter of 1998 totaled $5.9 million, compared with revenues of $5.5 million for the fourth quarter ended December 31, 1997 and $7.0 million for the first quarter ended March 31, 1997. Comparing the first quarter ended March 31, 1998 with the fourth quarter ended December 31, 1997, revenues increased 7.1% and costs of revenues decreased 9.0%, resulting in a 16.6% increase in gross profit.

     The Company reported a net loss of $2.6 million for the most recent quarter, or $0.27 cents per share, compared with a net loss of $3.1 million, or $0.33 per share, in the fourth quarter of 1997 and a profit of $0.06 million, or $0.01 per share, in the first quarter of 1997. The most recent quarter results include approximately $0.5 million in software development expenditures, made during the quarter to develop the Balanced Scorecard application. Although eligible for capitalization under the FAS 86 guidelines, the Company elects to expense these costs in the most recent period rather than amortize them over the product's life.

     The Company continued its strong working capital management, ending the quarter with over $18 million in cash.

     Paul Rolph, Chairman and Chief Executive Officer of Gentia, said "Our transition to an analytical applications company is on track. We are very encouraged by several recent events, most notably our partnership with Renaissance Worldwide, pioneers of the Balanced Scorecard management approach. The Balanced Scorecard application, powered by Gentia's leading business intelligence software, enables senior management to communicate and manage strategy from the `Boardroom to the Back room'."

     "We are beginning to realize benefits from our relationship and the ability to deliver a high impact business solution. We believe the Balanced Scorecard's potential to impact the marketplace is endorsed by the positive reaction we have received to our worldwide seminar series. Within two weeks of announcing the available dates, over 1,100 people enrolled, the majority being senior level management."

     "The analytical applications market has gained recognition from industry analysts as one of the fastest growing segments in the software industry. We are investing in the development of such applications that complement the Balanced Scorecard, because we believe that an applications focus will open up new business opportunities for Gentia. We are exploring the potential to partner with leading solution providers to enhance our distribution capacity," concluded Mr. Rolph.

First Quarter Highlights

o The Company shipped Gentia release 4.0--the first Business Intelligence environment capable of supporting 30 languages. Gentia now supports all the world's most widely spoken languages, including French, German, Spanish, Portuguese and Japanese. This multi-language support is critical to global companies that need to deploy the same solutions to diverse users around the world.

o On March 30, 1998 Gentia launched its Renaissance Balanced Scorecard, which is the only solution in the marketplace that completely automates the Balanced Scorecard approach in a packaged enterprise application.

o Gentia closed major deals during the first quarter with JP Morgan, Principal Insurance, Top Lease, Heineken and Bell Canada, three of which were Balanced Scorecard deals.

o Gentia continued to strengthen its management team and sales force during the first quarter. In addition to adding ten direct salespeople to its force, four in the U.S., five in Europe and one in the South Pacific. The Company also appointed three senior managers to accelerate its European business growth.

o Meta Group, a leading IT industry independent research organization, recently identified the Balanced Scorecard as the exciting new application area in Data Warehousing and noted that Gentia is a company to watch carefully in this rapidly emerging market.


About the Company

     Gentia Software (NASDAQ: GNTIY) is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategic management and predictive decision making solutions. By leveraging the only networked Business Intelligence environment designed for enterprise-wide deployment, Gentia enables a new class of analytical applications, such as the Balanced Scorecard, which ensure information delivery to key decision makers' desktops and browsers throughout an enterprise. Gentia Software's worldwide client list of more than 470 customers includes JP Morgan and Company, Citibank, Volvo, McDonald's Restaurants, Heineken Export Group, Swiss Reinsurance and Sun Microsystems. The Company has dual headquarters in Boston and London and operates in more than 20 countries worldwide.

     For additional information about Gentia, visit the Company's Web site at www.gentia.com or call 1-888-4GENTIA or 1-781-224-0750. To receive additional information via fax at no charge, dial 1-800-PRO-INFO and enter code GNTIY.

     This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

                               (Tables to Follow)

                               GENTIA SOFTWARE PLC
                 Condensed Consolidated Statements of Operations
                                   (Unaudited)

                                                    Three months ended
                                       ---------------------------------------
                                            March 31,          March 31,
                                              1998               1997
                                       ---------------       -----------------
                                       (in thousands, except per share amounts)

                                                   US$           US$
Revenues:
  License ..................................   $ 2,878        $3,956
  Services and other .......................     3,039         3,045
                                               -------        ------
                                                 5,917         7,001
Cost of revenues:
  License ..................................        75           167
  Services and other .......................     1,782         1,515
                                               -------        ------
                                                 1,857         1,682

Gross profit ...............................     4,060         5,319

Operating expenses:
  Sales and marketing ......................     4,115         3,114
  Research and development .................     1,639         1,215
  General and administrative ...............     1,082         1,117
  Goodwill amortization ....................       102            88
                                               -------        ------
          Total operating expenses .........     6,938         5,534

Loss from operations .......................    (2,878)         (215)
Other income ...............................       246           303
                                               -------        ------
Income before provision for taxes ..........    (2,632)           88
  Provision for income taxes ...............         -            29
                                               -------        ------
Net (loss)income ...........................   $(2,632)       $   59
                                               =======        ======

Basic (loss)income per share ...............   $ (0.27)       $ 0.01
Diluted (loss) income per share ............   $ (0.27)       $ 0.01

Shares used to compute basic EPS ...........     9,637         9,004
Shares used to compute diluted EPS .........     9,637        11,186

                               GENTIA SOFTWARE PLC
                      Condensed Consolidated Balance Sheets

                                                             March 31,    December 31,
                                                               1998           1997
                                                            ----------    ------------
                                                             (unaudited   (unaudited)
                                                                  (in thousands)
                                                                 US$            US$
Assets
    Current assets:
       Cash and cash equivalents ....................        $18,052        $20,332
       Accounts receivable, net of allowance $1,729
       (Dec 31, 1997 - $1,819) ......................          9,382          7,758
       Prepaid expenses and other current assets ....          1,490          1,921
       Deferred taxes ...............................            265            285
                                                             -------        -------
Total current assets ................................         29,189         30,296


    Property and equipment, net .....................          2,264          2,037
    Goodwill on acquisition, net of amortization
    of $596 (Dec 31, 1997 - $494) ...................          3,520          3,602
    Deferred taxes ..................................            459            459
                                                             -------        -------
Total assets ........................................        $35,432        $36,394
                                                             =======        =======
Liabilities and shareholders' equity

    Current liabilities:
       Current portion of lease obligations .........        $    92        $   105
       Accounts payable .............................          2,470          1,743
       Accrued liabilities ..........................          1,241          1,337
       Deferred revenues ............................          4,449          3,630
       UK value added tax ...........................            171            227
       Other accounts payable .......................          1,275          1,110
                                                             -------        -------
Total current liabilities ...........................          9,698          8,152

    Non current liabilities:
       Deferred taxation ............................            274            274
       Long-term portion of lease obligations .......             99            109
                                                             -------        -------
Total liabilities ...................................         10,071          8,535

    Shareholders' equity:
       Ordinary shares ..............................          2,318          2,300
       Additional paid-in capital ...................         27,578         27,406
       Retained earnings ............................         (3,868)        (1,236)
       Cumulative translation adjustment ............           (667)          (611)
                                                             -------        -------
Total shareholders' equity ..........................         25,361         27,859
                                                             -------        -------
Total liabilities and shareholders' equity ..........        $35,432        $36,394
                                                             =======        =======